RE-APPOINTMENT OF PING YAN TO CHINA YUCHAI’S BOARD OF DIRECTORS

- Appointment of Qi Wei Wu As Alternate Director –

Singapore, Singapore, November 28, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today the re-appointment of Mr. Ping Yan to the Board of Directors of the Company effective immediately to replace Ms. Hong Wang who has resigned as a director of China Yuchai with effect from November 28, 2012. Mr. Yan previously served as a director of the Company from August 2007 to May 2010. In addition, pursuant to the Company’s bye-laws, Mr. Yan has appointed Mr. Qi Wei Wu as his alternate director effective immediately.

Mr. Yan is the Chairman of the Board of Directors of Guangxi Yuchai Machinery Company Limited (“GYMCL”), the main operating subsidiary of China Yuchai. He is also the Chairman of Guangxi Yuchai Machinery Group Company Limited (“State Holding Company”), which is owned by the City Government of Yulin in the Guangxi Zhuang Autonomous Region. The State Holding Company is a 22.1% shareholder in GYMCL. Prior to his above appointments, Mr. Yan held various China-government related positions, including as Deputy Secretary-General of the Yulin Municipal Government, as Director of the Yulin Municipal Development and Reform Commission and as Deputy General Manager of Guangzhou-Shenzhen Railway Company, Ltd. Mr. Yan holds a Bachelor of Engineering Degree from Dalian Railway College and a Masters degree in Statistics from the Dongbei University of Finance and Economics.

Mr. Wu is the General Manager and a director of GYMCL. He previously served as one of the Deputy General Managers of GYMCL and was in charge of sales and marketing. He holds a Bachelor of Engineering Degree from Hunan University, an MBA degree from the Huazhong University of Science and Technology and a Doctorate in Marine Engineering from Wuhan University of Technology.

The Board of Directors thanks Ms. Wang for her contributions to the Company during her tenure as a director and is pleased to welcome Mr. Yan back as a director of China Yuchai.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
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Email: kevin.theiss@grayling.com
dixon.chen@grayling.com